(a development stage company)

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2011

Unaudited (prepared by management)

Stated in Canadian dollars

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2011

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the six months ended February 28, 2011 and with the audited financial statements for the years ended August 31, 2010 and 2009 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The MD&A contains information to April 20, 2011.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended February 28, 2011 and up to April 20, 2011 are as follows:

United States

•

New Nevada projects - East Spruce Project in the South Pequop Mountains in Elko County and the Rook project in the East Roberts Mountains in Eureka County;

•

The Company staked additional claims at the Iron Point project based on the results of a reevaluation of airborne magnetic and soil sampling data;

•

On December 20, 2010 the Company and NuLegacy Gold Corporation (“NuLegacy”) signed an amendment to the Red Hill exploration funding agreement so that it now incorporates Miranda's Coal Canyon project along with the Red Hill project and increases the earn-in requirement by US$1,500,000 with a drill commitment on Coal Canyon;

•

On January 13, 2011 the Company announced drill results from a four-hole, 4,920ft reverse-circulation drilling program at Red Hill project conducted by NuLegacy;

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

•

On February 17, 2011 the Company signed an exploration and option to joint venture agreement with Navaho Gold PTY Ltd. (“Navaho”) on the TAZ property in Nevada which superseded a November 4, 2010 letter of intent;

•

On March 16, 2011 the Company announced that drilling had commenced on the Big Blue project by our funding partner, Ramelius Resources Ltd. (“Ramelius”); and

•

On March 25, 2011 the Company signed an exploration and option to joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) on the Ester Dome property in Alaska with an effective date of October 1, 2010; and

Colombia

•

Colombia - effective December 30, 2010 the Company optioned five new properties through its Colombian subsidiary – the Cajamarca, Ibague, Fresno, Anori, and Santander projects;

•

On February 14, 2011 the Company reported on exploration activities conducted by its funding partner, Red Eagle Mining Corporation (“Red Eagle”), on the Pavo Real project in Colombia including mapping, rock chip and channel sampling activities; and

•

The Company opened an exploration office in Medellin, Colombia in February 2011.

New Nevada projects

East Spruce project, Elko County, Nevada

During November 2010, the Company staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada.  The project covers approximately 2sq mi and is located approximately 34mi southeast of Wells, Nevada.

Regional aeromagnetic data suggest that the East Spruce Project lies on the margin of a large buried intrusion that is part of a northeast alignment of intrusive rocks that extends 90mi from the Bald Mountain Mining District, located to the southwest, through the new Pequop (Long Canyon) Mining District to the northeast and farther northeast to the Tecoma (gold) District.  Controls of mineralization to deposits on this trend are also oriented northeast.

The geology of the East Spruce property and peripheral areas include north-northwest and northeast-trending faults, and a north-northwest-trending anticlinal fold of Lower Permian Pequop / Rib Hill Formations and the Pennsylvanian Riepe Spring Limestone.  The Rib Hill Formation is a known host to gold mineralization in the Star Pointer gold deposit in the Robinson Mining District near Ely, Nevada.  The project is 0.5mi northeast of Cretaceous quartz/granite porphyry intrusive rocks historically explored for molybdenum and copper in the Spruce Mountain Mining District.

Notably, many significant Carlin-style deposits such as Goldstrike, Pipeline and Cortez Hills occur along the margins of intrusive rocks with associated folding.

Replacement silicification with anomalous gold occurs proximal to the north-northwest axis of the anticline and along north-south and northeast-trending fault zones in the anticlinal limb areas.  The fold is about 2mi long by 1.5mi wide.  The north-trending fault zone projects into pediment to the south.

At the north end of the property, gold values in rocks are anomalous over a strike length of 2,000ft in a silicified and decalcified north-south fault zone hosted by fossiliferous limestone of the Lower Pequop Formation.  Seven rock samples collected along the 2,000ft-long trend range from 0.004 to 0.016oz Au/t with anomalous silver, arsenic, mercury, and a variable antimony, lead, and zinc association.  Anomalous lead and zinc may reflect distal zoning from the porphyry system to the southwest.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Minor historic drilling is indicated from existing reclamation at the East Spruce property. No information is currently available from that drilling.

Miranda plans to advance the project and surrounding area with additional sampling and mapping to further understand a northeast-trending gold-bearing system that covers an area of 2.5mi long and 0.75mi wide.

Rook project, Eureka County, Nevada

The Company staked 87 claims, comprising the Rook Project in the East Roberts Mountains in Eureka County, Nevada about 75mi northwest of the town of Eureka.  The Rook property lies in the southern extension of the Battle Mountain-Eureka Trend and covers an area of approximately 2.8sq mi.

The Rook property is within the eastern margin of a lower plate Devonian limestone window exposing the Devils Gate Limestone and the Denay Formation through the Roberts Mountain Thrust.  Denay equivalent limestone is a host for sediment-hosted gold deposits within the Cortez and larger Battle Mountain-Eureka Trends.

A fault bounded corridor about 1,500ft wide with associated jasperoid alteration extends 6.5mi northeast across the center of the Rook property beginning from the Chert Cliff deposit.  From among approximately 200 surface rock samples, jasperoid contains from below detection limit up to 0.01oz Au/t and elevated pathfinder elements of up to 3030ppm arsenic, 105ppm mercury and 658ppm antimony.  Within the corridor, gold mineralization and silicification occur near and along the presumed Webb Formation and Devils Gate Limestone contact.

At the Chert Cliff deposit mineralization is hosted in Webb Formation siltstones in contact with massive lower-Devonian limestone.  Drilling near Chert Cliff by Platte River Gold Inc. (“Platte River”) in 2008 is reported to have intersected 180ft at 0.01oz Au/t in the Denay Formation outside of the Chert Cliff resource area. The drilling by Platte River confirms the potential for significant mineralization at depth in the Denay Formation on the Rook property.

The Rook project has favorable host rocks, alteration, geochemistry, nearby drill results with significant mineralization, and small nearby and near-surface gold resources, all of which are consistent features of large sediment-hosted gold systems in the Battle Mountain Eureka Trend.

Miranda plans to do additional mapping and surface sampling on Rook to identify drill targets.  In accordance with Miranda’s business model, a joint venture partner will be sought to further explore the project.

Rock samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30g sample with an atomic absorption finish.  Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

Iron Point, Humboldt County Nevada

Iron Point occurs at the general intersection of the northeast-striking Getchell Trend, the larger northwest-striking Battle Mountain-Eureka Trend, and a third sub-trend that Miranda Gold infers to exist between Lone Tree and the Iron Point district.  Further, the Iron Point district is within the northeast-striking "Humboldt Lineament" which may exert basement or crustal-scale controls to mineralization where it crosses the Independence, Carlin, and Battle Mountain-Eureka Trends.  The regional geology of the Iron Point district is dominated by folded and faulted lower Paleozoic (Cambrian) sedimentary rocks which are structurally overlain by upper Paleozoic (Pennsylvanian-Permian) rocks.  The Iron Point and Golconda thrusts are structural features that complicate the geology of the district.

In January 2011 the Company completed a re-evaluation of airborne magnetic and soil sampling data for the Iron Point project.  Magnetic signatures (low-high annulus patterns) and soil geochemical zoning of proximal gold-copper-bismuth and distal silver-lead-zinc suggest potential for a distal gold skarn target.  As a result of this reevaluation additional claims were staked in the second quarter of 2011.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

USA Funding Partner activity

NuLegacy - Red Hill / Coal Canyon projects

On December 20, 2010 the Company and NuLegacy signed a second amendment to the Red Hill exploration funding agreement so that Coal Canyon is now included in that agreement and the earn-in requirement was increased by US$1,500,000 with a drill commitment on Coal Canyon.  Pursuant to the amendment, the Company received an additional 50,000 common shares of NuLegacy in March 2011.

Under the terms of the Red Hill/Coal Canyon agreement, NuLegacy must now spend US$5,500,000 in qualifying exploration expenditures over a four year period.  NuLegacy has committed to drill three 1,500ft holes on the Coal Canyon project by the end of 2013.

NuLegacy reports that they are integrating the databases from all of the properties they hold under option from the Company and others that expanded the NuLegacy Red Hill Prospect from 3.5sq mi to 45sq mi.  They report that they expect this should produce several more drill targets in addition to the three already identified on the Miranda portion of the NuLegacy Red Hill Prospect. The result is that the majority of this geological district is now being analyzed with modern geological techniques and understanding as one geological terrain.

With a late spring in Nevada, NuLegacy expects drilling on the Red Hill project to start mid-May and continue through to October 2011.

On January 13, 2011 the Company announced NuLegacy completed four drill holes at Red Hill for a total of 4,920ft.  Three holes in the program tested a large 7,380ft by 3,300ft to 9,900ft CSAMT/IP/Resistivity geophysical anomaly that was interpreted to represent carbonaceous alteration and pyrite.  A fourth drill hole, to test a gold-in-soil anomaly 4,500ft west of the geophysical anomaly, intersected 69ft of anomalous gold very near the surface.

TAZ project, Eureka County, Nevada

On November 4, 2010 the Company signed a Letter of Intent ("LOI") with Navaho whereby Navaho may earn a joint venture interest in the TAZ project. Navaho is a subsidiary of D'Aguilar Gold Ltd. (ASX: DGR).

Under the terms of the LOI, Navaho must make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year's commitment of US$400,000 an obligation.  Navaho will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional US$10,000,000 over 10 years at a rate of not less than US$1,000,000 per year.

Miranda's TAZ project is located within the Battle Mountain-Eureka gold trend, approximately 26mi northwest of Eureka, Nevada.  The project consists of 142 unpatented lode claims, covering 4.6sq mi.  The property lies along the margin of a north-south trending carbonate window where Devonian-age limestone of the Denay and Devils Gate Formations is exposed through the Roberts Mountains Thrust.  Devonian-age limestone is a favorable host for sediment-hosted gold systems such as the Cortez Hills, Pipeline and Gold Bar deposits in Nevada.  The thrust and west-northwest and east-northeast-trending fault zones are locally bleached, brecciated and silicified.

Previous exploration at TAZ focused on shallow, oxide, disseminated gold mineralization.  Rock chip assays returned values from below detection up to 0.026oz Au/t and elevated Carlin-style geochemistry (1600ppm arsenic, 185ppm antimony and 9.6ppm mercury).

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Historic drill results from drill hole VC96-08, which is within the current claim block, include 70ft of 0.042oz Au/t from 215 to 285ft, within a 135ft zone of 0.025oz Au/t from 215ft to 350ft.  The drill hole ended at a depth of 350ft and the analysis of the last 5ft sample returned 0.005oz Au/t.

An initial drill target at TAZ is to offset VC96-08, which ended in anomalous mineralization, and drill deeper to test other favorable host units for more robust gold mineralization lower in the carbonate section.

Ester Dome project, Fairbanks District, Alaska

On March 25, 2011 the Company signed an exploration with option to joint venture agreement, with an effective date of October 1, 2010 with Agnico.  Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a bankable feasibility study or by spending an additional US$10,000,000 at a rate of no less than US$1,000,000 per year.

The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8sq mi and is located 5mi from Fairbanks, Alaska.  The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold.  Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the property covers the majority of the upland source area for these 3 million ounces.

The geology of Ester Dome comprises a suite of thrust faulted metamorphic rocks, primarily schist, cut by igneous sills and small stocks.  The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger tonnage bulk minable gold deposits.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration ("PDX") in 1998.  The best drill hole reported by PDX intercepted 19.7ft of 2.7oz Au/t from 360ft to 381ft.

Miranda's work on Ester Dome in 2010 consisted primarily of reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm and delineate an irregularly sampled and undrilled soil anomaly previously identified by PDX and to tighten the spacing of the soil-sample grid defining that anomaly.

Results from soil sampling show an anomalous area of gold over an area of 1,200ft by 7,000ft. This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5sq mi.  Small gold placer workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.  Miranda has also received a permit to build a road through the central part of the soil anomaly with the intent of providing outcrop exposure for mapping, sampling and access to drill targets.

Big Blue, Lander County, Nevada

On March 16, 2011 the Company announced that Ramelius, Miranda’s funding partner, had begun drilling at Big Blue, a sediment-hosted gold project in Lander County, Nevada.  Ramelius plans to drill up to three holes for a total of 3,600ft.  This was Miranda’s first drill campaign of the 2011 season.

The area to be tested with this first phase of drilling contains soils with gold values from non-detectable to a high of 0.025oz Au/t and rocks with gold values from non-detectable to a high of 1.70oz Au/t.  Historic drilling from three holes in the area intersected 20ft of 0.007oz Au/t, 5ft of 0.032oz Au/t, and 10ft of 0.071oz Au/t.  Inferred northerly trending controls to mineralization are indicated by local disrupted bedding, brecciation, oxidation, quartz veins, silicification, and structurally controlled jasperoid.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Three west or northwest directed 1,200ft angle holes are planned to be drilled on an approximately 1,250ft long cross section through the target area.  These holes will collar in chert and siliceous sediments in the upper plate of the Roberts Mountain Thrust and test more favorable lower-plate carbonates and inferred northerly faults at depth in the vicinity of the surface and historic drill-indicated gold anomalies.  Previous drilling has not tested below a depth of 500ft; lower-plate carbonates are projected to be encountered at a depth of from 175ft to 375ft in the planned holes.

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2sq mi located in the Toiyabe Range, 13mi north of Austin, Nevada.  The project is on the south margin of the Callaghan Window, a large area exposing Cambrian through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be hosts for large, sediment-hosted gold systems in Nevada.

A target analogue for the Big Blue project is the Northumberland deposit in the Toquima Range 39mi south of Austin, Nevada.  Both the Northumberland deposit and Miranda's Big Blue project are within lower-plate windows showing alteration and gold mineralization, but are off the well-defined Carlin and Cortez Trends.  The Northumberland and the Callaghan windows are both associated with similar district-scale stream-sediment anomalies.

Colombia program

Effective December 30, 2010, the Company optioned five new properties through its Colombian subsidiary, Miranda Gold Colombia II Ltd. (“Miranda Gold Colombia”).  The Cajamarca, Ibague, Fresno, Anori and Santander projects were optioned from ExpoGold Colombia S.A. (“ExpoGold”) pursuant to the now-lapsed December 2009 Association Agreement between Miranda and ExpoGold.

Miranda Gold Colombia has the option and right to acquire 100% of each of the five properties by making payments and issuing shares of Miranda beginning with the issue of 10,000 common shares of Miranda and a payment of US$10,000 for each option agreement for a total issue of 50,000 common shares and a total payment of US$50,000.  To maintain the five option agreements, payments and issuance of shares increase incrementally each subsequent anniversary year of each individual option agreement.

Miranda Gold Colombia will seek exploration funding partners for all five properties.   Cajamarca, Ibague and Fresno will be offered as a single project due to their proximity to one another, while Santander and Anori will be optioned as two separate projects.  The selection of these five properties concludes Miranda’s first right of refusal to option projects from the ExpoGold portfolio, as contained in the Association Agreement.

Colombia Project Details

Cajamarca, Ibague and Fresno

The Cajamarca, Ibague and Fresno projects together cover a total of 45.1sq mi and lie within the department of Tolima and Quindio.

The Cajamarca project is comprised of two applications and one license totaling 30.5sq mi. The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks.  Locally, the igneous stocks are both hydrothermally and tectonically altered.  Regional-scale public-domain geochemical data indicates several gold, lead, mercury and copper anomalies in and around the northern Cajamarca applications.

The Ibague project consists of two applications totaling 7.1sq mi and the Fresno project consist of one application covering 7.6sq mi.  Ibague and Fresno both have similar host rocks and igneous bodies to those found at Cajamarca but only limited regional investigations have been conducted.  Public-domain data shows historic gold workings in and around the application areas.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Plans are currently underway for evaluation of the Ibague and Fresno applications.  Exploration work has thus far focused on the southern half of the northern Cajamarca applications and has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program.

The high-resolution airborne magnetic survey was flown on 50m east-west line spacing with 500m north-south tie lines and is currently under review and interpretation.  Preliminary results show a distinct north-east structure pattern with several interpreted buried intrusions following the same northeast trend.  Rock chip samples average 0.006oz Au/t and range from less than detectable to 0.014oz Au/t.  Preliminary mapping has revealed a multiphase intrusive breccia with very fine-grained disseminated pyrite. To date, 71 stream sediment samples and 24 stream pan concentrates have been taken on the Cajamarca project.  Four anomalous drainages have been identified and will be investigated with a more detailed follow-up sampling program.

Anori

The Anori project, located in the Department of Antioquia, is comprised of four applications totaling 22.64sq mi.  The geologic setting at Anori consists of meta-sediments and upper Cretaceous marine sediments that have been intruded by Paleozoic and Upper Cretaceous-age igneous rocks.

Mineralized zones in the Anori area are dominated by mesothermal quartz veins, veinlets and shear zones.  Although no major gold deposits are located in the area of Anori, public-domain data indicates a high occurrence of recent artisan mining in the area, as well as numerous historic workings on the project.  Miranda’s exploration work has focused on a stream-sediment sampling program and select rock chip sampling.  A total of 42 rock chip samples have been taken averaging 0.041oz Au/t with a range from less than detectable to 0.225oz Au/t.  To date, 20 stream-sediment samples have been taken on the Anori project identifying one drainage system anomalous in gold.

Santander

The Santander project consists of two applications covering 23.9sq mi.  The geologic setting at Santander consists of meta-sediments with localized alteration halos dominated by quartz veinlets, irregular breccias, fine-grained sulfides and magnetite.

The Santander applications cover both the northeast and southwest projections of La Baja Faults and Rio Cucutilla fault systems thought to be the principle mineralizing structures for Ventana Gold Corp.’s La Bodega gold deposit (3.9 million ounces) and Greystar Resources Ltd.’s Angostura deposit (9.8 million ounces).

Plans are currently underway for evaluation of the Santander applications.  Exploration work to date consists of a stream sediment sampling program centered on drainage basins along the La Baja fault system.

Pavo Real, Colombia

On February 14, 2011 the Company reported on the exploration activities conducted by its funding partner, Red Eagle, at the Pavo Real project, Colombia.  The Pavo Real project lies within the department of Tolima, approximately 32mi south of the city of Ibague.

Since completing helicopter airborne magnetic and radiometric surveys, Red Eagle has been actively mapping and sampling at Pavo Real and acquiring additional concessions, applications and leases that are now part of the Pavo Real project.  Results of this work have increased the size of the project area and identified four new areas that show copper/gold skarn mineralization to the northeast of the main Pavo Real project area and evidence of disseminated sedimentary-hosted gold targets in the center of the main Pavo Real project area.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

A total of 567 rock chip and channel samples have been collected by both the Miranda and the Red Eagle exploration teams.  This work has identified four new areas that are strongly anomalous in gold or gold and copper.

Red Eagle reports results in metric measurements.  To the northeast of Pavo Real at the El Sapo mine, five rock chip samples yielded assays between 0.11g Au/t and 26.6g Au/t.  Silver values ranged from 0.42g Ag/t to 4,250g Ag/t and copper values ranged from 0.43% to 13%.  Bismuth, lead and zinc were also elevated.  Further to the northeast, near the Santa Barbara mine area, 29 rock samples returned gold assays ranging from 0.01g Au/t to 37.2g Au/t.  Silver and copper values were also elevated.

The areas to the northeast of the original Pavo Real project, where intrusive rocks are in contact with limestone, show evidence of a copper/gold skarn system.  The main Pavo Real project area contains limestone, sandstone, and conglomerate sequences, locally cut by intrusives and intrusive breccia. Most mapped units appear to host some amount of disseminated or fracture- and vein-controlled gold mineralization.

On the original Pavo Real concessions, sampling has identified two new anomalous areas of gold mineralization.  The first area is approximately 600m south of an area that up until recently was being mined by illegal miners.  The area being mined had been off-limits to Miranda and Red Eagle while procedures were implemented to gain access for exploration.  The miners were working an area of anomalous gold in soils that has dimensions of 700m long by 100 to 500m wide. The soil anomaly covers an area that contains approximately 30 known adits with significant sampled gold grades. The new zone, referred to as Quebrada Corosal, defined by 155 rock samples, is 340m long and 137m wide.  Assays vary from below detection levels to a high of 45.7g Au/t and average 1.29g Au/t.  The ground between this new anomaly and the area where the illegal miners were working has not yet been sampled.

The fourth area of anomalous gold is in the Quebrada Virgen drainage where 38 rock sample analyses range from below detection limits to 9.80g Au/t.  Additional work is needed to see if the original Pavo Real soil anomaly, Quebrada Corosal and Quebrada Virgen target areas tie together.

Geologists from Red Eagle continue to map and sample at Pavo Real and have now gained access to the original target area, that up until recently was occupied by illegal miners.  A major drill program is planned once this work is completed and Red Eagle completes their planned Initial Public Offering.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Ken Cunningham, P. G., a Qualified Person as defined by National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Results of Operations for the six months ended February 28, 2011 and 2010

The Company incurred a net loss of $2,042,938 in the six months ended February 28, 2011 (2010 - $1,340,891).

Significant cash expenditure differences between the periods include:

•

Investor relations, travel and business promotion totaled $210,890 (2010 - $231,638).  The investor relations programs in fiscal 2011 include attendance at conferences, in-house bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.  Travel and business promotion to date in fiscal 2011 is tracking slightly less than in 2010 contributing to the modest favourable period-over-period variance;

•

Professional fees were $38,699 for the six months ended February 28, 2011 (2010: $141,309) with the period-over-period decrease being primarily due to decreased legal fees associated with the establishment of several subsidiaries and branch offices in preparation for project work in Colombia and the negotiation of the related agreements recorded in the comparative period; and

•

Property exploration costs in Nevada, Alaska and Colombia are detailed in Schedule 1 to the consolidated interim financial statements for the six months ended February 28, 2011.  Exploration expenditures in the current six-month period were $1,059,218 with $343,690 of recoveries from funding partners for a net expenditure of $715,528.  This compares to $502,883 with $152,502 of recoveries from funding partners for a net expenditure of $350,381 in the six months ended February 28, 2010.  The Company is continuing with the aggressive generative program in Nevada and Colombia in the current fiscal year.

Non-cash expenditures for the six months ended February 28, 2011 include:

•

Amortization which totals $25,195 (2010 - $19,708).  Recent purchases of computer and field equipment for the USA and Colombia are the cause of this slight increase; and

•

Stock based compensation $401,069 (2010 - $89,571).  The increase in 2011 is due to the granting of 1,945,000 stock options this fiscal year with an average fair value of $0.30 and requisite vesting of those options while in 2009 the $89,571 represents the continued vesting of the 2,257,000 options with a fair value of approximately $0.15 each granted in February of 2009.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2010 for details regarding all the mineral leases and joint-venture agreements for each of the Company’s properties.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Feb 28 2011 $	Nov 30 2010 $	August 31 2010 $	May 31 2010 $	Feb 28 2010 $	Nov 30 2009 $	August 31 2009 $	May 31 2009 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(708,599)	(1,334,339)	(1,030,134)	(759,806)	(650,518)	(690,373)	(911,310)	(526,451)
Basic and diluted loss per share	(0.01)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)

The Company is a mineral exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company conducted an exclusive private placement, which closed on November 3, 2010, raised $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit (the “Unit”) with a corporation controlled by Paul van Eeden who is now a director of Miranda.  Each Unit consisted of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.

The Company paid share issue costs of $4,071 related to this exclusive private placement.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

The Company began the 2011 fiscal year with cash of $10,298,439.  In the six months ended February 28, 2011 the Company expended $1,712,456 on operating activities; expended $158,227 on investing activities; and received net $558,929 on financing activities to end on February 28, 2011 with $8,986,685 in cash.

At April 20, 2011, the Company had 5,532,000 stock options outstanding of which 1,957,000 are exercisable and “in the money” (TSX-V close $0.55).  There are 100,000 “in the money” share purchase warrants outstanding and 6,786,492 “out of the money” share purchase warrants outstanding.  Additional cash would be raised as stock option and share purchase warrant holders choose to exercise these instruments.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

	Six months ended February 28, 2011	Six months ended February 28, 2010
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer

Consulting fees – bookkeeping, accounting, financial, and corporate compliance reporting services.

Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, filing fees, postage and courier.

	$ 52,500 $ 2,467	$ 48,300 $ 10,796

Ken Cunningham, a director and officer of the Company, holds a 10% interest in the Coal Canyon and Red Hill properties.

At February 28, 2011 an amount of $21,410 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the period end.

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Adoption of new accounting standards

a)

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

Page | 11

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

Due to the size of the Company, the convergence to IFRS is being led by the Company’s Chief Financial Officer, a Certified General Accountant, who along with other members of the finance group will design and execute the conversion project and will report to the Audit Committee on the progress accomplished.

Item 1 - Accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impacts on the Company’s financial statements has been completed on a high-level basis and is discussed below.

The Company must investigate accounting and reporting for foreign exchange treatment under IFRS to determine if there is a difference between Canadian GAAP and IFRS.

The Company will next complete an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet, if any, and identify business processes and resources that may require modification as a result of these changes.

Property, Plant and Equipment (“PP&E”)

Canadian GAAP does not permit the revaluation of PP&E.  Historical cost is used.  IFRS permits the revaluation of PP&E but does not require it.  Depreciation is calculated by individual asset for IFRS and this is the method currently used by the Company.

With respect to the Company’s accounting of PP&E there is no difference between Canadian GAAP and IFRS.

Mineral interests

Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed as incurred or capitalized.  IFRS allows the same treatment as Canada however the exploration costs must be classified as either tangible or intangible assets, according to their nature.

The Company’s policy is to capitalize acquisition costs and to expense exploration costs.

Page | 12

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

With respect to the Company’s accounting of mineral properties, there is no difference between Canadian GAAP and IFRS.

Stock based compensation

Canadian GAAP allows graded or straight-line recognition of the fair value of stock option grants as the options vest.  IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement.  Under IFRS, forfeitures that occur during the vesting period adjust the stock-based compensation whereas under Canadian GAAP forfeitures are recorded as they occur.

The Company’s stock option grants have had vesting terms and, while the Company has followed graded vesting, it has not calculated fair values at each vesting tranche separately, therefore, there will be a difference between Canadian GAAP and IFRS.

Item 2 - Information technology and data systems

The accounting processes of the Company are relatively simple and no major challenges are expected at this point to operate the accounting system under IFRS.

The Company generated its accounting under Canadian GAAP in 2010, and it has tentatively determined that there are no significant difference for the accounting under IFRS and the comparative financial statements under Canadian GAAP.

Item 3 - Internal control over financial reporting

Since the Company is on Tier 2 of the TSX Venture Exchange management does not make representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109.

Management is responsible for ensuring that processes are in place to provide them with sufficient knowledge to support their certification of the financial statements and MD&A, more specifically assessing that the filings are exempt from misrepresentations and are presenting fairly the results of the Company.  Management will ensure that once the convergence is completed it will be in a position to continue to certify the Company’s filings.

The audit committee of the Company reviews the financial reporting and control matters and recommends approval of the annual financial statements and MD&A to the board of directors who are then responsible for approving the filings.

Item 4 - Disclosure controls and procedures, including investor relations and external communications plans

The Company will update its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS.  At this time no changes have been discovered as being necessary.

The Company will continue to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.

Item 5 - Financial reporting expertise, including training requirements

The Chief Financial Officer and the Controller of the Company have participated in ongoing training sessions provided by external advisors.  The Controller is a qualified FCCA(UK) accountant and has completed the CertIFR training offered by the Association of Chartered Certified Accountants in London.  Training and research are ongoing and the development of standards issued by the International Accounting Standards Boards are monitored and evaluated for any impact on the Company.

Page | 13

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

Item 6 - Business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements

The Company does not expect the convergence to IFRS will have a significant impact on its risk management or other business activities.

Currently there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the convergence to IFRS.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, amounts receivable, marketable securities, advances receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate significantly and are affected by many factors outside of the Company’s control.  The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies.  The Company relies on equity financing for its working capital requirements and to fund its exploration programs.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation can fail to overcome.  Exploration activities seldom result in the discovery of a commercially viable mineral reserve.  Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Forward Looking Statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are used to enhance communication but these statements’ accuracy are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated, or implied by such forward-looking statements for a wide variety of reasons.

Page | 14

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the six months ended February 28, 2011.

Outstanding Share Data as at April 20, 2011

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – February 28, 2011	52,609,452	6,886,492	5,572,000
Stock Options Exercised	140,000	-	(140,000)
Stock Options Granted	-	-	100,000

Balance – April 20, 2011	52,749,452	6,886,492	5,532,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Page | 15

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2011

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2011

(Unaudited)

(Stated in Canadian dollars)

Page | 1

Notice to Reader

These interim consolidated financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis.

Page | 2

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	February 28,	August 31,
	2011	2010
	(unaudited)	(audited)

ASSETS

Current
Cash	$ 8,986,685	$ 10,298,439
Amounts receivable	183,675	103,324
Marketable securities (Note 4)	277,250	139,500
Advances and prepaid expenses	87,080	123,919
	9,534,690	10,665,182

Equipment (Note 5)	200,031	148,851
Mineral interests (Note 6)	653,712	554,671
	$ 10,388,433	$ 11,368,704

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 103,720	$ 199,393

Shareholders' equity
Share capital (Note 7)
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
52,609,452 common shares (2010: 51,279,452)	26,365,088	25,839,086
Contributed surplus (Note 7)	6,768,626	6,395,623
Warrants (Note 7)	1,005,613	809,028
Accumulated other comprehensive income	97,250	34,500
Deficit	(23,951,864)	(21,908,926)
	10,284,713	11,169,311
	$ 10,388,433	$ 11,368,704
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 11)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”

“G. Ross McDonald”

             ________________________________________________________________________

Kenneth Cunningham, Director

G. Ross McDonald, Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses
Amortization	$ 14,462	$ 9,909	$ 25,195	$ 19,708
Consulting	27,689	32,882	63,366	65,187
Directors fees	7,372	6,283	15,046	12,661
Foreign exchange	27,785	5,622	52,279	10,622
Insurance	7,889	10,013	18,961	19,501
Investor relations	26,791	26,103	144,125	129,920
Management fees earned	(263)	(617)	(572)	(6,153)
Office rent, telephone, secretarial, sundry	48,802	58,221	93,423	107,301
Professional fees	13,256	50,018	38,699	141,309
Property exploration costs (Schedule 1)	227,081	148,960	715,528	350,381
Stock based compensation	71,035	43,109	401,069	89,571
Travel and business promotion	18,973	45,488	66,765	101,718
Transfer agent, filing and regulatory fees	33,650	34,579	40,458	45,122
Wages and benefits	216,310	191,426	429,494	374,251
	740,832	661,996	2,103,836	1,461,099
Loss before the following	(740,832)	(661,996)	(2,103,836)	(1,461,099)
Interest earned	32,233	11,478	60,898	25,364
Gain on sale of marketable securities	-	-	-	94,844
Net loss for the period	(708,599)	(650,518)	(2,042,938)	(1,340,891)
Unrealized gain (loss) on marketable securities	28,750	23,613	62,750	16,466
Comprehensive loss for the period	$ (679,849)	$ (626,905)	$ (1,980,188)	$ (1,324,425)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.03)
Weighted average number of common shares outstanding	52,542,230	45,295,999	52,087,021	45,295,999

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided from (used for):

Operating activities
Net loss for the period	$ (708,599)	$ (650,518)	$ (2,042,938)	$ (1,340,891)
Amortization	14,462	9,909	25,195	19,708
Stock based compensation	71,035	43,109	401,069	89,571
Gain on sale of marketable securities	-	-	-	(94,844)
	(623,102)	(597,500)	(1,616,674)	(1,326,456)
Change in non-cash working capital items:
Amounts receivable	3,228	39,917	(36,948)	134,859
Advances and prepaid expenses	(32,268)	(3,712)	36,839	16,595
Accounts payable and accrued liabilities	(80,451)	(17,553)	(95,673)	7,321
	(732,593)	(578,848)	(1,712,456)	(1,167,681)

Investing activities
Proceeds from sale of marketable securities	-	-	-	116,844
Mineral interest option recoveries	-	-	-	11,719
Equipment purchases	(30,638)	(11,095)	(76,375)	(17,054)
Mineral interest acquisitions	(76,810)	(18,622)	(81,852)	(69,049)
	(107,448)	(29,717)	(158,227)	42,460

Financing activities
Shares issued	-	27,500	563,000	27,500
Share subscriptions	-	3,340,670	-	3,340,670
Share issue costs	-	-	(4,071)	-
	-	3,368,170	558,929	3,368,170

Change in cash for the period	(840,041)	2,759,605	(1,311,754)	2,242,949

Cash, beginning of the period	9,826,726	9,170,960	10,298,439	9,687,616

Cash, end of the period	$ 8,986,685	$ 11,930,565	$ 8,986,685	$ 11,930,565

Supplementary disclosure with respect to non-cash financing and investing:

Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$ -	$ 27,113	$ 39,592	$ 27,113
Fair value of shares issued for mineral interests	$ 96,000	$ 206,500	$ 96,000	$ 206,500
Fair value of shares received for mineral interests	$ 75,000	$ -	$ 75,000	$ 20,000
Fair value of options exercised	$ -	$ 8,576	$ 28,066	$ 8,576
Fair value of warrants exercised	$ -	$ 4,306	$ -	$ 4,306

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity

Balance, August 31, 2010	51,279,452	$ 25,839,086	$ 6,395,623	$ 809,028	$ 34,500	$ (21,908,926)	$ 11,169,311

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	180,000	91,066	(28,066)	-	-	-	63,000
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	39,592	-	-	39,592
Fair value of shares issued pursuant to a mineral interest agreement	150,000	96,000	-	-	-	-	96,000
Stock based compensation	-	-	401,069	-	-	-	401,069
Increase in unrealized holding gains on marketable securities	-	-	-	-	62,750	-	62,750
Net loss for the period	-	-	-	-	-	(2,042,938)	(2,042,938)

Balance, February 28, 2011	52,609,452	$ 26,365,088	$ 6,768,626	$ 1,005,613	$ 97,250	$ (23,951,864)	$ 10,284,713

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Six month period ended February 28, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 154,839	$ (154,839)	$ -
Big Blue	111,884	(111,884)	-
Coal Canyon	808	-	808
FUSE	110	-	110
General exploration	179,477	-	179,477
HOG	3,344	-	3,344
Iron Point	58,302	-	58,302
PPM / Poverty Peak	1,826	(1,826)	-
Red Canyon	2,791	(2,791)	-
Red Hill	844	(844)	-
Redlich	1,633	-	1,633
Rook	23,655	-	23,655
TAZ	3,631	-	3,631
	543,144	(272,184)	270,960
Alaska:
Ester Dome	132,601	(71,506)	61,095

Colombia:
Property investigation costs	383,473	-	383,473

Property exploration costs	$ 1,059,218	$ (343,690)	$ 715,528

	Six month period ended February 28, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 89,645	$ (89,645)	$ -
Big Blue	54,301	-	54,301
BPV	482	(482)	-
Coal Canyon	3,849	(3,849)	-
CONO	816	(816)	-
FUSE	-	-	-
General exploration	144,003	-	144,003
HOG	6,398	-	6,398
Iron Point	48,468	(48,468)	-
Neon	(6,186)	-	(6,186)
Red Canyon	9,242	(9,242)	-
Red Hill	1,708	-	1,708
Redlich	-	-	-
TAZ	28,989	-	28,989
	381,715	(152,502)	229,213
Alaska:
Ester Dome	56,867	-	56,867

Mexico:
Property investigation costs	650	-	650

Colombia:
Property investigation costs	63,651	-	63,651

Property exploration costs	$ 502,883	$ (152,502)	$ 350,381

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues, and is considered a company in the exploration stage.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at February 28, 2011, the Company had an accumulated deficit of $23,951,864 and working capital of $9,430,970.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of the Company and its two wholly-owned subsidiaries: in the U.S.A., Miranda U.S.A. Inc.; and in Colombia, Miranda Gold Colombia I Ltd. (“MAD I”), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2010 which may be found on www.sedar.com.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Adoption of new accounting standards

a)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Early adoption of this Section is permitted.

1

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

2.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management - The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities.

The fair value of cash is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of amounts receivable, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 and level 3 of the fair value hierarchy.  As at February 28, 2011, marketable securities have been classified $127,250 as level 1 since they are measured using quoted prices in an active market, and $150,000 as level 3 since they are shares of private companies with no observable market data.

Financial Instrument Risk Exposure - The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk - The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions and include highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company’s cash is invested in business accounts which are available on demand.

Interest Rate Risk - The only significant market risk exposure to which the Company is exposed is interest rate risk.  The Company’s bank accounts earn interest income at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rates.

Foreign Exchange Risk - The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

2

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following sensitivity analysis assumes all other variables remain constant and is based on the presented net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $36,200 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the COP against the Canadian Dollar would result in an approximate $350 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP in ‘000

Cash	222,262	27,048
Amounts receivable	130,626	1,792
Advances and prepaid expenses	40,000	24,297
Accounts payable and accrued liabilities	(19,862)	(60,010)
Net assets (liabilities)	373,026	(6,873)

Price risk - The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables, and other liabilities.

4.

MARKETABLE SECURITIES

At February 28, 2011, the Company had the following marketable securities recognized at fair value:

Available-for-saleSecurities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at February 28, 2011
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 16,250	$ 16,250
NuLegacy Gold Corporation	200,000	40,000	22,000	62,000
Teslin River Resources Corp. (formerly Queensgate Resources Corp.)	300,000	-	27,000	27,000
White Bear Resources Inc.	200,000	40,000	(18,000)	22,000
		80,000	47,250	127,250
Non-public companies:
Red Eagle Mining Corporation	200,000	100,000	50,000	150,000
		$ 180,000	$ 97,250	$ 277,250

3

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

4.

MARKETABLE SECURITIES (continued)

At August 31, 2010, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at August 31, 2010
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 37,500	$ 37,500
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Non-public companies:
NuLegacy Gold Corporation	200,000	40,000	-	40,000
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		65,000	15,000	80,000
		$ 105,000	$ 34,500	$ 139,500

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the year ended August 31, 2010.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to other comprehensive income (“OCI”) which was entirely offset on the sale of the investment for a realized gain of $94,844.

On September 25, 2009 Golden Aria Corp. (“Golden Aria”) consolidated its shares so that the Company’s holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010 to Enertopia Corporation (“Enertopia”).  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010 and has recorded an unrealized loss of $21,250 on this investment in OCI in the six month period ended February 28, 2011.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. (“White Bear”) when White Bear began trading on the TSX Venture Exchange (the “TSX-V”) on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010 and all 400,000 shares were valued at White Bear’s initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.  On October 15, 2010, White Bear consolidated their common shares on a 2:1 basis resulting in the Company’s holdings changing from 400,000 shares to 200,000 shares.  As the shares in White Bear are currently halted pending the filing of a Technical Report for a newly acquired property, no further valuation adjustment is necessary at February 28, 2011.

The Company recorded the fair value of 200,000 shares of NuLegacy Gold Corporation (“NuLegacy”) prior to their public listing.  NuLegacy is now trading on the TSX-V and the Company has recorded an unrealized gain of $22,000 on this investment in OCI in the period ended February 28, 2011.  An additional 50,000 shares of NuLegacy were received in March 2011 pursuant to the amendment of the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property to the agreement.

Teslin River Resources Corp. (“Teslin”) announced a merger with Queensgate Resources Corporation (“Queensgate”), a private corporation, on April 4, 2011.  The shareholders of Queensgate have approved this merger, however, the merger is subject to TSX-V approval.  The terms of the merger include the issuance of one share of Teslin for each one outstanding share of Queensgate.  The Company had recorded a $15,000 unrealized gain on this investment in OCI in the year ended August 31, 2010 and has recorded a further unrealized gain of $12,000 on this investment in OCI in the six month period ended February 28, 2011.

4

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

4.

MARKETABLE SECURITIES (continued)

Pursuant to the Pavo Real option agreement (see Note 6(g)) between the Company and ExpoGold Colombia S.A. (“ExpoGold”), the Company is obliged to issue common shares to ExpoGold on certain dates and milestones.  On December 21, 2010 the Company issued 100,000 common shares to ExpoGold valued at $63,000 and Red Eagle Mining Corporation (“Red Eagle”), in turn, issued 100,000 common shares to Miranda pursuant to the terms of the shareholder agreement between the Company and Red Eagle.  The Company recorded an unrealized gain on this investment in OCI on the initial 100,000 shares received from Red Eagle of $50,000 and recorded the second 100,000 shares received from Red Eagle at their latest private placement value.  The shares of Red Eagle are ascribed a value based on their latest private placement value because of the fact that this company is not yet publicly traded.

5.

EQUIPMENT

	February 28, 2011			August 31, 2010
	Cost	Accumulated amortization	Net Book Value	Net Book value

Canada:
Computer equipment	$ 23,146	$ (18,966)	$ 4,180	$ 4,871

United States:
Computer equipment	135,025	(93,984)	41,041	41,776
Furniture and fixtures	18,412	(11,840)	6,572	7,356
Field equipment	217,081	(140,793)	76,288	87,651
	370,518	(246,617)	123,901	136,783

Colombia
Computer equipment	34,700	(3,749)	30,951	7,197
Field equipment	43,100	(2,101)	40,999	-
	77,800	(5,850)	71,950	7,197
	$ 471,464	$ (271,433)	$ 200,031	$ 148,851

5

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

6.

MINERAL INTERESTS

	August 31, 2010	Additions	Recoveries	Write off of interest	February 28, 2011
Nevada:
Angel Wings	$ 40,734	$ -	$ -	$ -	$ 40,734
Big Blue	-	-	-	-	-
Coal Canyon	11,325	-	-	-	11,325
East Spruce	-	5,042	-	-	5,042
Fuse	-	-	-	-	-
HOG	1,651	-	-	-	1,651
Iron Point	43,555	16,113	-	-	59,668
PPM / Poverty Peak	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,500	-	-	-	15,500
Rook	-	6,202			6,202
TAZ	12,764	-	(12,764)	-	-
	125,529	27,357	(12,764)	-	140,122

Alaska:
Ester Dome	67,939	39,592	(30,639)	-	76,892

Colombia:
Anori	41,300	17,499	-	-	58,799
Cajamarca	97,829	17,499	-	-	115,328
Fresno	60,652	17,499	-	-	78,151
Ibague	58,117	17,499	-	-	75,616
Pavo Real	21,634	63,000	(75,000)	-	9,634
Santander	81,671	17,499	-	-	99,170
	361,203	150,495	(75,000)	-	436,698
Mineral interests	$ 554,671	$ 217,444	$ (118,403)	$ -	$ 653,712

Details on the Company’s mineral properties are found in Note 6 to the audited consolidated financial statements for the year ended August 31, 2010 and only material differences to those agreements are noted below:

a)

Coal Canyon Property, Eureka County, Nevada

On December 20, 2010, NuLegacy signed a second amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.  As consideration for this amendment, NuLegacy agreed to issue to the Company an addition 50,000 common shares which were issued subsequent to February 28, 2011.

6

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

b)

East Spruce Property, Elko County, Nevada

During the six months ended February 28, 2011, the Company staked new claims at a cost of $5,042.

c)

Iron Point Property, Humboldt County, Nevada

During the six months ended February 28, 2011, the Company staked new claims at a cost of $16,113.

7

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

6.

MINERAL INTERESTS (continued)

d)

Rook Property, Eureka County, Nevada

During the six months ended February 28, 2011, the Company staked new claims at a cost of $6,202.

e)

TAZ Property, Eureka County, Nevada

Certain of the TAZ claims are subject to a 1% NSR royalty.

On February 11, 2011 the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor) whereby TGL may earn a 75% interest by paying the Company US$19,880 (paid April 2011) and by expending US$3,000,000 over four years.  The first year’s commitment of US$400,000 is an obligation.  Once TGL has spent the first US$3,000,000 they shall have the option and right to earn a vested 75% interest in TAZ by either funding 100% of exploration costs of not less than US$4,000,000, at a rate of not less than $1,000,000 per year required to complete a bankable feasibility study within four years after the completion of the initial earn-in period or by spending an additional US$10,000,000 within ten years after the initial earn-in period, at a rate of not less than US$1,000,000 per year.

Option Due Dates	Exploration Expenditures US$
February 11, 2012 (obligation)	400,000
February 11, 2013	600,000
February 11, 2014	1,000,000
February 11, 2015	1,000,000
Total consideration	3,000,000

f)

Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2010, under the terms of the mining lease agreement, the Company issued to Range Minerals Inc. (“Range”) 100,000 share purchase warrants with a fair value of $39,592 (US$38,861).

On March 25, 2011, the Company signed an exploration agreement with option to joint venture with Agnico-Eagle USA Ltd. (“Agnico”) with an effective date of October 1, 2010, superseding the letter of intent signed in October 2010.  Agnico may earn an initial 51% interest by funding US$4,000,000 in qualified expenditures over a five-year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing either a bankable feasibility study within five years of completing the initial earn-in, or by spending an additional US$10,000,000 within ten years after the initial earn-in period, at a rate of not less than US$1,000,000 per year.

As at February 28, 2011, Agnico owed the Company $68,372 (US$70,385) as reimbursement for lease payments, State of Alaska claim and rental fees, and other agreed upon costs paid by the Company.  On March 25, 2011 Agnico agreed to pay the Company a US$30,000 option payment.

Option Due Dates	Exploration Expenditures US$
October 1, 2011 (obligation)	500,000
October 1, 2012	700,000
October 1, 2013	800,000
October 1, 2014	1,000,000
October 1, 2015	1,000,000
Total consideration	4,000,000

8

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

6.

MINERAL INTERESTS (continued)

g)

Association Agreement, Colombia

On December 2, 2009 (amended December 17, 2009), the Company executed an association agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd. (“MAD II”) and the Colombian branch of MAD II (the “Association Agreement”).

During the August 31, 2010 fiscal year, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares at a fair value of $206,500 to ExpoGold.   The Company had also secured a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

On December 10, 2010, pursuant to the Association Agreement, the Company executed option agreements on five properties, each with the following common terms:

•

On signing the option, pay ExpoGold US$10,000 and issue 10,000 common shares to ExpoGold.  To maintain the option, over the next five year anniversary dates, a total of US$200,000 additional cash payments and a further 290,000 common shares of the Company will be issued.  Annual payments of US$60,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.

•

The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent (as defined in the option agreement).  The Company will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by the Company at various milestones as the steps to production progress.

As at August 31, 2010 the Company recorded the fair value of the 350,000 shares issued to ExpoGold of $206,500 plus additional acquisition costs for the five now-optioned properties of $133,069, for a total of $339,569.  Concurrent with the execution of the five option agreements, the Company allocated these costs across the five optioned properties:  Anori; Cajamarca; Fresno; Ibague; and Santander.

The Company paid ExpoGold $49,195 (US$50,000); issued 50,000 common shares to ExpoGold valued at $33,000; and incurred share issue costs of $5,300 for total consideration of $87,495.

h)

Pavo Real Property, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd. (“MAD III”); and the Colombian branch of MAD III to acquire the Pavo Real interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010 the Company entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo Option and the Pavo Real mining interest, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within four years of signing the SPA.  While Red Eagle is a shareholder of MAD III, Red Eagle will issue to Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III. All cash payments payable to ExpoGold pursuant to the Pavo Option are paid directly by Red Eagle pursuant to the SA.

On December 21, 2010 pursuant to the terms of the Pavo Option, the Company issued 100,000 common shares at a fair value of $63,000 to ExpoGold.   Red Eagle subsequently issued the Company 100,000 common shares of Red Eagle that were ascribed a fair value of $75,000.

9

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuance:

On November 3, 2010 the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012.  The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants.  Cash share issue costs pursuant to this private placement were an additional $4,071.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

On December 21, 2010 the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 6(g).

On February 17, 2011 the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of the five option agreements referenced in Note 6(f).

During the six-months ended February 28, 2011 the Company issued 180,000 common shares pursuant to the exercise of stock options.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired	Cancelled	Forfeitures	Balance February 28, 2011
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-	-	-
April 17, 2011	$ 0.70	400,000	-	-	-	(200,000)	-	200,000
May 31, 2011	$ 0.70	50,000	-	-	-	-	-	50,000
March 28, 2012	$ 0.70	395,000	-	-	-	(135,000)	-	260,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(180,000)	-	-	-	2,022,000
September 26, 2015	$ 0.56	-	1,895,000	-	-	-	(75,000)	1,820,000
December 1, 2015	$ 0.69	-	50,000	-	-	-	-	50,000
		4,297,000	1,945,000	(180,000)	(80,000)	(335,000)	(75,000)	5,572,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.35	$ 1.18	$ 0.70	$ 0.56	$ 0.53

On September 26, 2010, the Company granted stock options to directors, officers, and employees on 1,895,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.56 per share.  The options granted vest 50% immediately and 50% in twelve months from the date of grant.

On December 1, 2010, the Company granted stock options to an employee on 50,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.69 per share.  The options granted vest 50% immediately and 50% in twelve months from the date of grant.

On January 16, 2011, 335,000 stock options were cancelled due an employee leaving the Company, and on February 18, 2011, 75,000 options were forfeited due to another employee leaving the Company.

7.

SHARE CAPITAL (continued)

c)

Stock Based Compensation

During the six months ended February 28, 2011, the Company recorded $401,069 (February 28, 2010: $89,571) in stock based compensation expense for options vesting in the period, net of $9,739 in forfeitures.

The fair value of the 1,895,000 options granted on September 26, 2010 was determined using a risk free interest rate of 1.42%, an expected volatility ranging from 90.36% to 95.41%, an expected life of ranging from 1.9 to 2.8 years, and an expected dividend of zero for a fair value of $560,290 or $0.296 per option.

The fair value of the 50,000 options granted December 1, 2010 was determined using a risk free interest rate of 1.65%, an expected volatility of 93.36%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $19,845 or $0.397 per option.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance February 28, 2011
December 9, 2011	$ 0.50	100,000	-	-	-	100,000
March 18, 2012	$ 1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$ 0.55	-	100,000	-	-	100,000
November 3, 2012	$ 0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$ 0.99	$ 0.73	$ -	$ -	$ 0.95

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc., the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012 with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

11

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.  The Company is not subject to any externally imposed capital requirememts.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank accounts.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months or longer.

12

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the six months ended February 28, 2011 and February 28, 2010

9.

RELATED PARTY TRANSACTIONS

During the six months ended February 28, 2011 and 2010 the Company:

a)

paid $2,467 (2010: $10,796) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

b)

paid $52,500 (2010: $48,300) to a company controlled by a common officer pursuant to a contract for professional fees; and

c)

included in wages and benefits are fees paid to independent directors of $15,121 (2010: $12,661).

A director and officer of the Company holds a 10% interest in the Coal Canyon and Red Hill properties described in Note 6.

At February 28, 2011 an amount of $21,410 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the period end.

10.

SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia, South America.  Geographical exploration expenditures and recoveries are detailed in Schedule 1 to the financial statements.

Interest earned is primarily at the corporate level in Canada.

Notes 5 and 6 provide disclosure as to the geographic location of equipment and mineral interests.

11.

SUBSEQUENT EVENTS

a)

On March 4, 2011, the Company issued 75,000 common shares pursuant to the exercise of stock options for proceeds of $42,000;

b)

On April 4, 2011, the Company issued 65,000 common shares pursuant to the exercise of stock options for proceeds of $22,750;

c)

On March 9, 2011, the Company received 50,000 shares of NuLegacy pursuant to a second amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property; and

d)

On April 19, 2011, the Company granted stock options to an employee on 100,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.56 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant.

13